May 3, 2005
Mail Stop 0305

Via U.S. Mail

Robert Chui
Chief Financial Officer and Director
Physical Spa & Fitness Inc.
40/F. RBS Tower, Times Square
No.1 Matheson Street
Causeway Bay
Hong Kong

RE:	Physical Spa & Fitness Inc.
	Form 10-K for the fiscal year ended December 31, 2004
	File No. 0-26573

Dear Mr. Chui:

Based upon an examination restricted solely to considerations of the
Financial Statements, Management`s Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. We think you should revise all future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (20) business days.

Annual Report for the fiscal year ended December 31, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operation
Fiscal Year Ended December 31, 2004 Compared to Fiscal Year Ended
December 31, 2003
Fiscal Year Ended December 31, 2003 Compared to Fiscal Year Ended
December 31, 2002

Your discussion regarding your operating expenses and changes in operating expenses for the periods presented is overly general. In future filings, please revise to include a discussion regarding the changes in your various categories of operating expenses (i.e., salaries and commissions, rent and related expense, etc) and the factors responsible for the changes in each category of expense. Also, your discussion of both revenues and expenses discusses the amounts of changes in the various line items reflected in your financial statements but not the factors responsible for the changes that occurred. In future filings, please revise your discussion to include a more detailed discussion regarding the various factors that caused the changes in revenues and expenses reflected in your financial statements.

In future filings, please revise to include a discussion regarding the Company`s Critical Accounting Policies in MD&A. This discussion should focus on those areas where significant levels of judgment are required and where judgments and uncertainties affecting the application of the policies and selection of estimates could result in materially different amounts being reported under different conditions or using different assumptions. Refer to the guidance outlined in FRR-60.

Liquidity and Capital Resources

In future filings, please revise to include a tabular summary reflecting the Company`s various on and off-balance contractual commitments as of the latest balance sheet date presented. Refer to the requirements of Item 303(a)(5) of Regulation S-K.


Item 7.A. Quantitative and Qualitative Disclosure About Market
Risk

Your current discussion regarding your exposure to foreign exchange rate risk does not comply with the requirements of Item 305(a) of Regulation S-K in certain respects. In future filings, please revise your disclosures regarding your exposure to foreign exchange rate risk so that they are presented in one of the suggested formats outlined in Item 305(a)(i), (ii) or (iii) of Regulation S-K.




Consolidated Statements of Cash Flows

We note that you have reflected "assumption of capital lease obligations" as a cash flow from financing activities in your consolidated statements of cash flows. As this appears to be a "non-cash" financing activity, please revise future filings to eliminate this non-cash item from your consolidated statements of cash flows.
Note however that this non-cash financing activity should be included in your supplemental disclosure of non-cash investing and financing activities. Refer to the guidance outlined in paragraph 32 of SFAS No.95.

Also, please supplementally advise us of why "prepayments for construction-in-progress" resulted in cash inflows of HK$1,690 and HK$10,280 during the fiscal years ended December 31, 2003 and 2002.
We may have further comment upon receipt of your response.


Please tell us why you have reflected increases and decreases in collateralized bank deposits and amounts due from a stockholder as "financing activities" in your consolidated statements of cash flow rather than as cash flows from investing activities. Refer to the guidance outlined in paragraphs 15 through 20 of SFAS No.95.



Note 3. Summary of Significant Accounting Policies
g) Revenue Recognition

Please tell us and clarify in future filings the period over which non-refundable admission fee income is recognized as revenue in the
Company`s financial statements. As part of your response, please explain how you estimated or determined the period being used.


Note 15. Other Supplemental Information

In future filings, please revise to include the supplemental information disclosed in Note 15 for each period presented in the Company`s consolidated statements of operations.




Note 19. Report on Segment Information

We note from the disclosures included elsewhere in your Form 10-K that you derive revenues from admission fees, monthly dues, and fitness and beauty treatment services. In future filings, please revise the notes to your financial statements to disclose the amounts of revenues derived from each of your principal products and services. Refer to the requirements of paragraph 37 of SFAS No.131.


Note 20. Unaudited Quarterly Consolidated Financial Data

We note the disclosure indicating that a management fee expense incurred to Mighty System Limited of HK$4000 in the second quarter of
2004 was reversed in the fourth quarter. Please tell us and clarify in future filings why this fee was initially recognized in the second quarter then subsequently reversed in the fourth quarter. We may have further comment upon receipt of your response.



Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.




* * * * *


You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel, Branch
Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,


								Linda Cvrkel
								Branch Chief
Mr. Robert Chui
Physical Spa & Fitness
May 3, 2005
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